Exhibit 99.1

AirMedia Raises Guidance for the Fourth Quarter of 2012

Beijing, China – January 2, 2013 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that it expects its net revenues for the fourth quarter of 2012 to be between US$81.0 million and US$83.0 million, as compared to the previously announced net revenue guidance of US$77.0 million to US$80.0 million. The updated net revenue guidance represents a quarter-over-quarter increase of 13.5% to 16.3% from the previous quarter and a year-over-year decrease of 2.3% to 4.7% from the same period in 2011.

“Our diversified customer base enabled us to compensate for the adverse impact from the anti-Japan protests in China and raise our fourth quarter net revenue guidance. In the fourth quarter, we saw more declines in advertising from Japanese brands, especially Japanese automobile manufacturers. However, the increase in advertising spending from other automobile brands and continued growth from other advertising sectors more than offset the loss in Japanese brands. We will continue to further expand and diversify our customer base in 2013,” commented Herman Guo, chairman and chief executive officer of AirMedia.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports and digital TV screens in 34 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive most of our revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operations; our strategy of expanding our advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if we do not succeed in our expansion into gas station and other outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected; if our customers reduce their advertising spending or are unable to pay us in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn